Mail Stop 4561

May 3, 2006

VIA USMAIL and FAX (604) 980 - 6675

Ms. Tammy-Lynn McNabb
Chief Executive Officer, Chief Financial Officer
Vitasti, Inc.
100-1001 Churchill Crescent
North Vancouver, B.C., Canada V7P 1T2

> **Re:** **Vitasti, Inc.**
> **Form 10-KSB for the year ended 12/31/2004**
> **Filed 4/15/2005**
> **File No. 000-26673**

Dear Ms. Tammy-Lynn McNabb:

We have reviewed your response letter and 10-KSB/A dated September 30, 2005 and March 21, 2006, respectively and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB/A FOR THE PERIOD ENDED DECEMBER 31, 2004

Financial Statements and Notes

Note 2 – Restatement Of Financial Statements

1. Please revise to include the restated summary financial information for the interim periods in your amended 10-K.

FORM 10-QSB FOR THE PERIOD ENDED SEPTEMBER 30, 2005

Financial Statements and Notes

General

2.　　　You have excluded the financial statements for the comparable period of the preceding fiscal year.　Please amend your filing to include the financial statements as required by Item 310(b) of Regulation S-B.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.　Please furnish a cover letter that keys your responses to our comments.　Detailed cover letters greatly facilitate our review.　Please file your cover letter on EDGAR.　Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief